# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DOMO, INC., CIK 0001505952
CUSIP: 257554105
Title of class of securities: Class B Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 802 East 1050 South, 35th Floor, American Fork, Utah (UT), 84003
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-001489
Filed by CIK 0001832568

## Reporting persons
- RPD Fund Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 217,766; sole dispositive power 0; shared dispositive power 217,766; aggregate amount beneficially owned 217,766 (0.6% of the class)
- Okumus, Ahmet H.: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 217,766; sole dispositive power 0; shared dispositive power 217,766; aggregate amount beneficially owned 217,766 (0.6% of the class)

## Item 1. Issuer
Name of issuer: DOMO, INC.
Address of issuer's principal executive offices: 802 EAST 1050 SOUTH, AMERICAN FORK, UT, 84003

## Item 2. Person Filing
Name of person filing:
RPD Fund Management LLC
Ahmet H. Okumus
Address of principal business office or, if none, residence:
RPD Fund Management LLC
599 LEXINGTON AVENUE, 47TH FLOOR, NEW YORK, NY, 10022

Ahmet H. Okumus
599 LEXINGTON AVENUE, 47TH FLOOR, NEW YORK, NY, 10022
Citizenship:
RPD Fund Management LLC - Delaware
Ahmet H. Okumus - Other - Turkey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
RPD Fund Management LLC - 217,766
Ahmet H. Okumus - 217,766
Percent of class:
RPD Fund Management LLC - 0.6%
Ahmet H. Okumus - 0.6%
Sole power to vote or to direct the vote:
RPD Fund Management LLC - 0
Ahmet H. Okumus - 0
Shared power to vote or to direct the vote:
RPD Fund Management LLC - 217,766
Ahmet H. Okumus - 217,766
Sole power to dispose or to direct the disposition:
RPD Fund Management LLC - 0
Ahmet H. Okumus - 0
Shared power to dispose or to direct the disposition:
RPD Fund Management LLC - 217,766
Ahmet H. Okumus - 217,766

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 2 are directly owned by advisory clients of RPD Fund Management LLC. None of those advisory clients, may be deemed to beneficially own more than 5% of the Class B Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- RPD Fund Management LLC: By: /s/ Ahmet H. Okumus, Ahmet H. Okumus / Managing Member (08/14/2025)
- Okumus, Ahmet H.: By: /s/ Ahmet H. Okumus, Ahmet H. Okumus (08/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.